EXHIBIT 99.1

BrainsWay Announces Minority-Stake Investment in Hopemark Health

Investment in provider servicing clinics in Illinois is latest in series of similar transactions by BrainsWay with leading North American mental health providers to raise awareness and expand access to transformative care

BURLINGTON, Mass. and JERUSALEM, Israel, May 18, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced it has entered into a strategic equity financing agreement with APS Innovations LLC, the parent company of Advanced Psychiatric Management LLC, a management services organization servicing multiple mental health clinics in the greater Chicago area (collectively, “Hopemark Health” or “Hopemark”). Under the terms of the agreement, BrainsWay will invest $1.5 million initially, with potential for an additional $1.5 million via milestone-based investments, for a minority position in Hopemark in the form of a preferred, annually compounding security. The agreement also provides for a redemption mechanism relating to the shares.

“Our investment in Hopemark represents another step in our strategy to partner with growth-oriented clinical platforms. These investments are in pursuit of BrainsWay’s broader goal of expanding access to and awareness of advanced interventional psychiatry solutions such as Deep TMS. Our minority stake approach allows BrainsWay to continue to be laser-focused on the continuous advancement of its business and technology,” said Hadar Levy, BrainsWay’s Chief Executive Officer.

“We are excited to partner with BrainsWay as we continue to expand access to high-quality mental health care,” said Dr. Abid Nazeer, Hopemark’s Chief Executive Officer. “BrainsWay brings not only growth capital, but a deep understanding of interventional psychiatry and operational best practices that will help us scale efficiently and deliver better outcomes for patients. We see this partnership as a meaningful step in accelerating our growth and impact.”

Advocates Ami Hordes and Sarit Molcho of S. Friedman, Abramson & Co. Law Offices served as lead counsel for BrainsWay on the transaction as well as on the Company’s prior minority stake investments.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

About Hopemark

Hopemark Health is an integrated mental health provider focused on delivering compassionate, patient-centered care through innovative and evidence-based treatment approaches. Founded in 2016 by Abid Nazeer, M.D. FASAM, Hopemark has been a pioneer in outpatient psychiatric care, including ketamine-based therapies, and has completed thousands of treatments for patients with mental health and substance disorders. With a multidisciplinary team of psychiatrists, psychiatric nurse practitioners, physician assistants, therapists, and support staff, Hopemark is dedicated to improving patient outcomes through personalized care plans and a collaborative treatment approach. For more information, please visit Hopemark Health - Integrative Psychiatric Care & Mental Health Treatments.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com